Global Blue Releases the Monthly Tax Free Shopping Business Update for December 2024 Signy, Switzerland, January 10, 2025 • New data from Global Blue reveals that the worldwide growth in Tax Free Shopping is positive across Continental Europe and Asia Pacific: Issued Sales in Store like-for-like year-on-year performance reached +23%1 in December 2024. A Sustained Performance in Continental Europe for International Shopping In Continental Europe, the issued Sales in Store increased by +20%1 in December 2024 vs. last year, ahead of November growth (+16%1). This growth was led by a +22%1 increase in the number of shoppers and was slightly impacted by a softening of -2%1 in the average spend per shopper. When examining origin markets, GCC shopper Tax Free Spend led the way at +41%1 vs. last year, followed by US shoppers at +34%1, European Non-Eu shoppers at 26%1, while Mainland Chinese shopper Tax Free Spend was flat (0%1). Regarding destination markets, December showed a solid performance in Italy at +24%1, Spain at +22%1, and France at +19%1, partly due to the softening of the Euro against all major currencies. A Very Strong Tax Free Spend Performance in Asia Pacific In Asia Pacific, the issued Sales in Store growth reached +29%1 in December 2024, closely in line with November 2024 (+30%1), led by a +29%1 increase in the number of shoppers and no change in the average spend per shopper (0%1). When examining origin markets, the positive momentum in issued Sales in Store growth continued across most nationalities. Mainland Chinese shopper Tax Free Spend led with a +54%1 increase, driven by a +81%1 rise in the number of shoppers. Hong Kong and Taiwan shopper Tax Free Spend experienced a rise of +13%1 vs. last year while North East Asia shopper Tax Free Spend softened by -19%1 vs. last year. 1 Growth rate variation year-on-year (2024 vs. the same period in 2023)

Regarding **destination markets**, December showed a strong performance across destinations, with South Korea at +64%[1], Japan at +32%[1], and Singapore at +6%[1].

Worldwide Year-on-Year Growth Rate (2024 vs. 2023)

Issued SIS L/L Year-on-Year Growth	Destination market weight in Issued SIS 2023	December 2024	November 2024	October 2024	CY Q3 2024	CY Q2 2024	CY Q1 2024
France	19%	+19%	+12%	+10%	+2%	+10%	+11%
Italy	17%	+24%	+20%	+15%	+16%	+22%	+29%
Spain	11%	+22%	+20%	+21%	+24%	+33%	+32%
Germany	6%	+14%	+6%	-5%	+5%	+2%	+6%
Other countries	18%	+20%	+16%	+11%	+10%	+21%	+16%
Total Continental Europe	**71%**	**+20%**	**+16%**	**+12%**	**+11%**	**+19%**	**+19%**
Japan	18%	+32%	+34%	+32%	+57%	+172%	+137%
Singapore	8%	+6%	+8%	+16%	-3%	-1%	25%
South Korea	2%	+64%	+48%	+42%	+42%	+60%	110%
Total Asia Pacific	**28%**	**+29%**	**+30%**	**+29%**	**+40%**	**+109%**	**97%**
Total Latin America	**1%**	**+32%**	**+34%**	**+32%**	**+23%**	**-2%**	**+9%**
Total worldwide	**100%**	**+23%**	**+21%**	**+17%**	**+19%**	**+41%**	**40%**

Worldwide Recovery Rate (versus 2019)

Issued SIS L/L recovery (in % of 2019)	Destination market weight in Issued SIS 2019	December 2024	November 2024	October 2024	CY Q3 2024	CY Q2 2024	CY Q1 2024
France	16%	173%	154%	150%	144%	164%	165%
Italy	17%	147%	147%	144%	146%	156%	123%
Spain	10%	180%	171%	158%	161%	164%	151%
Germany	9%	86%	79%	66%	75%	80%	65%
Other countries	19%	140%	134%	121%	126%	132%	126%
Total Continental Europe	**71%**	**147%**	**138%**	**131%**	**133%**	**143%**	**128%**
Japan	14%	307%	296%	293%	290%	327%	232%
Singapore	11%	77%	86%	87%	81%	92%	92%
South Korea	3%	174%	173%	163%	162%	158%	125%
Total Asia Pacific	**28%**	**196%**	**198%**	**191%**	**186%**	**226%**	**166%**
Total Latin America	**1%**	**132%**	**110%**	**132%**	**104%**	**101%**	**94%**
Total worldwide	**100%**	**163%**	**155%**	**146%**	**145%**	**165%**	**140%**

APPENDIX

GLOSSARY

- European Non-EU countries include: Shoppers who can reach destination by land transportation or less than a two hour flight. Ex: Swiss, British, Ukraine etc.
- Gulf Cooperation Council countries include: Kuwait, Qatar, Saudi Arabia, United Arab Emirates, Bahrain, Oman
- North East Asia countries includes: Japan, South Korea
- South East Asia countries includes: Indonesia, Thailand, Cambodia, Philippines, Vietnam, Malaysia, Singapore

MEDIA CONTACTS

Virginie Alem – SVP Marketing & Communications
Mail: valem@globalblue.com

INVESTOR RELATIONS CONTACTS

Frances Gibbons – Head of Investor Relations
Mob: +44 (0)7815 034 212
Mail: fgibbons@globalblue.com

ABOUT GLOBAL BLUE Global Blue is the business partner for the shopping journey, providing technology and services to enhance the experience and drive performance. With over 40 years of expertise, today we connect thousands of retailers, acquirers, and hotels with nearly 80 million consumers across 53 countries, in three industries: Tax Free Shopping, Payments and Post-Purchase solutions. With over 2,000 employees, Global Blue generated €28bn Sales in Store and €422M revenue in FY 2023/24. Global Blue is listed on the New York Stock Exchange. For more information, please visit www.globalblue.com Global Blue Monthly Intelligence Briefing, December 2024, Source: Global Blue